

December 8, 2021

Ryan Albano
Chief Financial Officer
Broadstone Net Lease, Inc.
800 Clinton Square
Rochester, New York 14604

   Re: Broadstone Net Lease, Inc.
     Form 10-K for the year ended December 31, 2020
     Filed February 25, 2021
     File No. 001-39529

Dear Mr. Albano:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: John D. Callan Jr.